               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            FORM 11-K
            ________________________________________

[ X ]     Annual Report Pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 [Fee Required]

For the Fiscal Year Ended December 31, 1993

                               OR

[   ]     Transition Report Pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 [No Fee Required]

Commission file number 1-6214

            ________________________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Wells Fargo & Company Tax Advantage and
                      Retirement Plan
                    c/o Wells Fargo Bank, N.A.
                    Benefits Analysis #1115
                    MAC 0101-115
                    Post Office Box 63040
                    San Francisco, CA  94163

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Wells Fargo & Company
                    420 Montgomery Street
                    San Francisco, CA  94104

          The Statements of Net Assets Available for Plan
Benefits of the Wells Fargo & Company Tax Advantage and
Retirement Plan as of December 31, 1993 and 1992, and the Related
Statements of Changes in Net Assets Available for Plan Benefits are being filed simultaneously herewith in paper under cover of Form SE.


                           SIGNATURES



          Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              WELLS FARGO & COMPANY TAX
                                ADVANTAGE AND RETIREMENT PLAN



                              By:  RODNEY L. JACOBS
                                   ------------------------------
                                   Rodney L. Jacobs
                                   Member, Wells Fargo & Company
                                     Retirement Plans
                                     Administrative Committee

Date:  June 27, 1994

                              INDEX



          Exhibit                                           Page

i.  Accountant's Consent                                      3

                                                        Exhibit i


                      ACCOUNTANTS' CONSENT



Wells Fargo & Company
Retirement Plans
Administrative Committee:


We consent to the incorporation by reference, in the annual report on Form 11-K filed on behalf of the Wells Fargo & Company Tax Advantage and Retirement Plan, of our report date May 13, 1994, relating to the statements of net assets available for plan benefits of the Wells Fargo & Company Tax Advantage and Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years then ended.



                                             KPMG Peat Marwick





San Francisco, California
June 24, 1994